EXHIBIT 99.1

Northern Dynasty: Timeline Updates for U.S. Army Corps to Comment on Future Plans and U.S. Supreme Court Review of Alaska Case

September 27, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) reports that its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has been informed that the Alaska District of the U.S. Army Corps of Engineers (“USACE”) was granted a fifth extension of the deadline to communicate the plan on how the District plans to move forward with its reconsideration of the administrative record after remand. The Division Commander approved the request for the 60-day extension and the revised deadline is now November 27, 2023.

As reported by the Company on May 1, 2023, in a news release entitled “US Army Corps Remand highlights serious flaws in the permitting decision”, the USACE Pacific Ocean Division had given the Alaska District 45 days to review the appeal decision and notify the parties how it plans to proceed in light of the EPA’s Final Determination. The original deadline expired on Friday, June 9, 2023, with subsequent extensions to June 23, June 29, July 28, and September 26, 2023 prior to this most recent extension. The news release is available at the following link: https://northerndynastyminerals.com/news/news-releases/2023/northern-dynasty-u.s-army-corps-remand-highlights-serious-flaws-in-the-permitting-decision/.

In addition, the U.S. Government has asked the U.S. Supreme Court to extend the filing deadline for their brief, related to the State of Alaska’s action opposing the EPA’s Final Determination, until early November. As a result, we now anticipate that the Supreme Court will decide if it will hear the State of Alaska’s case by year end.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedar.com and the US at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

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Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding: (i) the outcome of the USACE remand and the ability to successfully appeal the negative Record of Decision (“ROD”) and secure the issuance of a positive ROD by the USACE, (ii) the political and public support for the permitting process, (iii) the ability of the Pebble Project to ultimately secure all required federal and state permits, (iv) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable and (v) the EPA’s Final Determination process under the Clean Water Act and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, including the status and outcome of the State of Alaska’s action against the EPA and its Final Determination filed with the U.S. Supreme Court.

Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits or regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s final Determination.

Assumptions used by NDM to develop forward-looking statements include the following assumptions: (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses and (ii) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s  Annual Information Form for the year ended December 31, 2022, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2022, and six months ended June 30, 2022, each as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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